Exhibit 15.1

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

March 12, 2014

PetroChina Company Limited

9 Dongzhimen North Street, Dongcheng District

Beijing 100007

P.R. China

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves evaluation of the extent and value of the net proved crude oil, condensate, liquefied petroleum gas (LPG), and natural gas reserves, as of December 31, 2013, of certain selected properties owned by PetroChina Company Limited (PetroChina). This evaluation was completed on March 12, 2014. PetroChina has represented that these properties account for 98.8 percent on a net equivalent barrel basis of PetroChina’s net proved reserves as of December 31, 2013. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by PetroChina.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2013. Net reserves are defined as that portion of the gross reserves attributable to the interests owned or controlled by PetroChina after deducting all interests owned by others.

Certain properties in which PetroChina has an interest are subject to the terms of various profit sharing agreements. The terms of these agreements generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to estimate the “entitlement reserves.” These entitlement reserves are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, PetroChina’s net reserves or interest for certain properties subject to these agreements is the entitlement based on PetroChina’s working interest.

Values included herein are expressed in terms of future net revenue and present worth. Future net revenue is calculated by deducting estimated operating expenses, capital costs, and taxes from the revenue which will accrue to PetroChina from the production and sale of the estimated net reserves. Present worth is defined as future net revenue discounted at a specified arbitrary rate compounded monthly over the expected period of realization. Present worth values using a discount rate of 10 percent are reported herein.

Estimates of oil, condensate, LPG, and natural gas reserves and values should be regarded only as estimates that may change as further production history and additional information become available. Not only are estimates of reserves and values based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with PetroChina personnel, PetroChina files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by PetroChina with respect to

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property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells, reservoirs, or fields for which more complete data were available.

Natural gas quantities reported herein for the properties in China are expressed as marketable gas. Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage. Fuel gas is included as reserves. Natural gas quantities reported herein for the properties in Other Countries, except in Mongolia, are reported as sales gas. Sales gas is defined as marketable gas less fuel gas. Natural gas quantities reported herein for the properties in Mongolia are reported as marketable gas.

The oil, condensate, and LPG reserves estimated in this report are expressed in terms of 42 United States gallons per barrel. Crude oil reserves are to be recovered by conventional field operations. LPG reserves are to be recovered from gas processing. Condensate reserves are to be recovered both by normal field separation and by low-temperature separation from gas processing.

Definition of Reserves

Petroleum reserves estimated by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4-10(a) (l)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the

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effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

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(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be recategorized as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. No probable or possible reserves have been evaluated for this report.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil and Condensate Prices

PetroChina has represented that the oil and condensate prices were based on reference prices. Each reference price was calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. PetroChina has also represented that it has supplied the appropriate differentials to the reference prices.

PetroChina has represented that the 12-month average oil and condensate prices for the fields in China are based on a 12-month average reference price of 105.43 United States dollars (U.S.$) per barrel for Dubai crude oil with appropriate differentials applied to this reference price. The volume-weighted average adjusted oil and condensate price in China attributable to estimated proved reserves was U.S.$97.54 per barrel. The oil and condensate prices in China were held constant for the lives of the properties.

PetroChina also has represented that the 12-month average oil and condensate prices for the fields in Other Countries are based on 12-month average reference prices of U.S.$105.71 per barrel for Basra Light, U.S.$105.43 per barrel for Dubai crude oil, U.S.$108.54 per barrel for Brent, U.S.$91.52 per barrel for Edmonton Light Sweet, and U.S.$105.51 per barrel for Urals RCMB with appropriate differentials applied to these reference prices. The volume-weighted average adjusted oil and condensate price in Other Countries attributable to estimated proved reserves was U.S.$88.64 per barrel. The oil and condensate prices in Other Countries were held constant for the lives of the properties.

LPG Prices

PetroChina has represented that the LPG prices were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. These prices were held constant over the lives of the properties. The volume weighted average LPG price for the fields evaluated was U.S.$44.96 per barrel.

Natural Gas Prices

PetroChina has represented that the natural gas prices in China are defined by contractual arrangements. The volume-weighted average gas price in China attributable to estimated proved reserves was U.S.$5.07 per thousand cubic feet. The natural gas prices in China were held constant for the lives of the properties.

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PetroChina has also represented that more than 99.7 percent of the natural gas reserves in Other Countries will be sold through contractual arrangements and the gas prices are defined by these contracts. The volume-weighted 12-month average product price in Other Countries attributable to estimated proved reserves was U.S.$2.33 per thousand cubic feet. The natural gas prices in Other Countries were held constant for the lives of the properties except for certain properties where escalations are contractually allowed under the terms of the gas sales agreements.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by PetroChina, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

Taxes

For PetroChina’s properties in China, local taxes and value-added taxes were applied in addition to the consideration of the national Chinese income tax. A 25-percent income tax rate was applied to taxable income to estimate the applicable tax. The tax provisions provided by PetroChina were assumed to remain unchanged from current legislation.

For PetroChina’s properties in Other Countries, local taxes were applied where appropriate. The future net revenue values presented in this report reflect the consideration of the host country income taxes. The tax provisions provided by PetroChina were assumed to remain unchanged from current legislation. Chinese income taxes, however, were not considered in estimating revenue values from the properties in Other Countries.

Royalties

In properties where royalties are paid in kind, the petroleum quantities associated with these royalties are excluded from the net proved reserves estimates. For properties where royalties are paid in cash, these royalties are considered production taxes and associated quantities have not been excluded from the net proved reserves estimates. PetroChina has represented that it has no royalty obligations for the properties in China that were evaluated for this report.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its petroleum reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2013, estimated oil, condensate, LPG, and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

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Our estimates of PetroChina’s net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Estimated by DeGolyer and MacNaughton
	Net Proved Reserves as of December 31, 2013
	Oil and Condensate (Mbbl)	LPG (Mbbl)	Natural Gas (MMcf)
China
Proved Developed	6,801,284	0	32,123,220
Proved Undeveloped	3,175,791	0	35,961,353

Total Proved China	9,977,075	0	68,084,573

Asia
Proved Developed	287,604	22,531	604,445
Proved Undeveloped	282,513	11,537	434,643

North America
Proved Developed	112	28	2,974
Proved Undeveloped	0	0	0

Total Other Countries
Proved Developed	287,716	22,559	607,419
Proved Undeveloped	282,513	11,537	434,643

Total Proved Other Countries	570,229	34,096	1,042,062

Notes:

1.	Our estimates of PetroChina’s net proved reserves in China include 11,619 Mbbl of oil reserves and zero MMcf of natural gas reserves that are attributable to minority interests owned by others.
2.

Our estimates of PetroChina’s net proved reserves in Other Countries include 224,956 Mbbl of oil and condensate reserves, 18,164 Mbbl of LPG reserves, and 557,060 MMcf of natural gas reserves that are attributable to minority interests owned by others.

3.

Estimates of natural gas reserves in China are reported as marketable gas reserves. Estimates of natural gas reserves in Other Countries, except in Mongolia, are reported as sales-gas reserves. Gas reserves estimates for Mongolia are reported as marketable-gas reserves of 8,960 MMcf, which will be used for field fuel.

Our estimates of PetroChina’s future net revenue to be derived from the proved reserves of PetroChina’s petroleum interests in China, as of December 31, 2013, and the present worth of that revenue discounted at 10 percent are listed as follows, expressed in millions of United States dollars (MM U.S.$):

	Estimated by DeGolyer and MacNaughton
	Proved Developed	Proved Undeveloped	Total Proved
Future Net Revenue, MM U.S.$	328,961	147,574	476,535
Present Worth at 10 Percent, MM U.S.$	194,709	43,042	237,751

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Our estimates of PetroChina’s future net revenue to be derived from the proved reserves of PetroChina’s petroleum interests in Other Countries, as of December 31, 2013, and the present worth of that revenue discounted at 10 percent are listed as follows, expressed millions of United States dollars (MM U.S.$):

	Estimated by DeGolyer and MacNaughton
	Proved Developed	Proved Undeveloped	Total Proved
Asia
Future Net Revenue, MM U.S.$	10,290	5,829	16,119
Present Worth at 10 Percent, MM U.S.$	7,259	1,866	9,125
North America
Future Net Revenue, MM U.S.$	5	0	5
Present Worth at 10 Percent, MM U.S.$	3	0	3

Total Other Countries
Future Net Revenue, MM U.S.$	10,295	5,829	16,124
Present Worth at 10 Percent, MM U.S.$	7,262	1,866	9,128

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, LPG, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6 through 932-235-50-9, 932-235-50-30, and 932-235-50-31 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that (i) estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year and (ii) future Chinese income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth for properties evaluated herein that are located in Other Countries.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in PetroChina. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of PetroChina. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the report entitled the letter addressed to PetroChina dated March 12, 2014, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.

That I attended Texas A&M University, and that I graduated with a degree in Petroleum Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 31 years of experience in the oil and gas reservoir studies and reserves evaluations.

SIGNED: March 12, 2014

Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton